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                                                                     Exhibit 8.1



                        [COOLEY GODWARD LLP LETTERHEAD]



November 18, 1997

Allergan, Inc.
Allergan Specialty Therapeutics, Inc.
2525 Dupont Drive
Irvine, CA 92612

Dear Sir or Madam:

We have acted as United States tax counsel to Allergan, Inc., a Delaware corporation ("Allergan"), and Allergan Specialty Therapeutics, Inc., a Delaware corporation ("ASTI"), in connection with the Distribution Agreement to be entered into between Allergan and ASTI (the "Agreement"). Unless otherwise noted, capitalized terms used herein shall have the same respective meanings given to them in the Agreement.

You have asked us to review the discussion of federal income tax issues contained in Allergan and ASTI's Form S-1 Registration Statement filed in connection with the Agreement (the "Registration Statement"). We have reviewed the discussion entitled "Certain Federal Income Tax Considerations" contained in the Registration Statement and are of the opinion that, subject to the qualifications and limitations contained therein, such information fairly presents the current federal income tax law applicable to the Agreement and the material federal tax consequences to Allergan, ASTI and certain holders of ASTI Shares that hold the ASTI Shares as capital assets as a result of the Agreement and insofar as it relates to statements of law or legal conclusions is correct in all material respects.

We consent to the reference to our firm under the caption "Certain Federal Income Tax Considerations" included in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Cooley Godward LLP



By: /s/ Susan Cooper Philpot
   ------------------------------
   Susan Cooper Philpot

SCP/dp